March 15, 2005


via U.S. mail and facsimile (512) 434-8051
Grant F. Adamson
Assistant General Counsel and Assistant Secretary
Temple-Inland Inc.
1300 MoPac Expressway South
Austin, Texas 78746

      Re:	Temple-Inland Inc.
		Soliciting Material Pursuant to Rule 14a-12
		Filed March 9 and 11, 2005
		File No. 1-08634

Dear Mr. Adamson:

We have the following comment on the above-referenced filing.

March 9, 2005 Soliciting Materials Pursuant to Rule 14a-12

General

1. In any future materials, please characterize each statement or assertion of opinion or belief as such, and ensure that a
reasonable basis for each such opinion or belief exists.   For
example, we note the following non-exhaustive list of factual assertions should be framed as an opinion or belief and specifically supported or deleted:

(a) that you have a "tradition of responsibly serving [y]our shareholders";

(b) that you have a "track record of delivering superior results";

(c) that your existing portfolio of businesses is "well positioned to maximize ROI going forward";

(d) that the two key success drivers in your business are the two drivers you have identified;

(e) that you have "made, and continue to make, very significant progress in both categories"; and

(f) that shareholder value is created by maximizing ROI (in the Appendix).

2. Note that support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide support for any statements relating to the company`s financial and market performances. We note, for example, the assertions in the comment above and the following other statements:
(a) You will continue to produce solid gains for many years to come;

(b) You also have what you believe is a very significant long-term value creation opportunity in your holdings of high-value land;

(c) You have outpaced the industry for six consecutive quarters, to improve asset utilization;

(d) You have increased corrugated packaging operating income by $143 million from your business improvement initiatives (higher volume, improved utilization and lower mill and converting costs).

(e) You expect to generate $57 million of additional business improvements in 2005 and another $100 million in future years;

(f) Your corrugated packaging segment will experience business improvements of $200 million in 2005 (page 17 of your March 4 slide presentation); and

(g) The basis and source for the market share statistical information in the corrugated packaging segment (page 19 of your slide presentation) and for the increase in fiber growth over the next 10 and 30 years (page 25 of your slide presentation).

3. In any future materials, please identify any peers or competitors against which you are providing comparative information.
For example, please identify the companies that are your industry peers, the industry that you have outpaced, the three leading competitors against whom you compared your cost-reductions and efficiencies and the peers against whose median you compared your total shareholder returns. In the interest of providing more balanced disclosure, affirmatively state, if true, that other leading competitors also had cost decreases.

4. In any future materials, please clarify conclusory phrases or those that only individuals in your industry may understand. We note, for example, the following:

(a) the "superior results" you have a track record of delivering;

(b) your "strategic business plan";

(c) the "market-related factors" that caused $49 million in negative impact in operating income;

(d) the $57 million of "additional business improvements" in 2005;

(e) the "industry fundamentals" that are improving;

(f) the "other expenses" that you deduct in your reconciliation in the Appendix;

(g) that your corrugated packaging segment had "106% integration" in 2004 (page 14 of your March 4 slide presentation);

(h) the use of the term "cumulative business improvements" (page
17 of the slide presentation); and

(i) the term "NPA Ratio" (page 48 of your slide presentation).

5. Please ensure that your disclosure provides readers with the appropriate level of context for any statements highlighting your positive features. For example, you discuss the cost reductions and efficiencies you have obtained as compared to cost increases of your competitors. The discussion of relative changes in your results, however, would be more meaningful with disclosure of the dollar amounts of those cost reductions in comparison to your competitors.

6. Please explain to us your reasoning for highlighting the features of your business operations that you discuss as compared to other measures, over other periods of time and other segments of your business, as applicable.

March 11, 2005 Soliciting Materials Pursuant to Rule 14a-12

7. We note you used the definitive additional proxy materials filed on March 11 on an earlier date. To the extent the company uses written soliciting materials, please confirm you will file them on the date of first use in accordance with Rule 14a-12(b).

Closing Comments

      Please respond to our comments promptly. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe complying with our comments is not appropriate, please provide the basis for your view in your response letter, which should be filed on EDGAR.

      You should contact Alex Shukhman at (202) 942-2872 for assistance with respect to the foregoing comments and your proxy materials. If you require additional assistance you may contact the undersigned at (202) 942-2962 or, in his absence Nicholas Panos, Special Counsel, at (202) 942-2920. Direct all correspondence to the following ZIP code: 20549-0405.

Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions